

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Via E-mail
R. Bradley Gray
President and Chief Executive Officer
NanoString Technologies, Inc.
530 Fairview Avenue, N., Suite 2000
Seattle, Washington 98109

Re: NanoString Technologies, Inc.
Amendment No. 2 to
Confidential Draft Registration Statement on Form S-1
Submitted January 18, 2013
CIK No. 00014017098

Dear Mr. Gray:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 45

1. We acknowledge your response and revised disclosure to prior comment 3. Please revise to disclose how your research and development operations were structured for periods prior to 2012 and provide the composition of the total R&D expense shown in the financial statements for those periods prior to 2012 in a format similar to how projects were managed and reported within the organization.

Critical Accounting Policies and Significant Estimates
Stock-based Compensation, page 57

2. We acknowledge your response to prior comment four. Since the revenue projections are a key driver of your enterprise value please tell us the assumptions used to determine your revenue projections. Based on your revised disclosures on page 60 it appears that your projected revenues are around $60 million assuming an enterprise value of $114.7 million in the December 2012 valuation and a weighted-average revenue to enterprise value multiple of 1.9X. This appears to be significantly higher than your revenues of $16.5 million through September 30, 2012. Please provide us with a revenue multiple analysis valuation for December 2012 similar to that you provided us for 2011 in the bottom right side in the first page of Appendix A, including Nanostring Technologies' revenue, the selected revenue to enterprise value multiple, the discount factor and the enterprise value. Please also tell us about the reasons for any differences between your revenues at December 2012 and the projected revenues for 2012 and thereafter assumed in your valuation.

3. We acknowledge your response to prior comment five. Adjustments to an initial valuation would appear to be necessary to account for differences related to, for instance, entity size, working capital, liquidity, marketability and stage of product development. Please tell us how these or other factors were considered in the analysis provided and, if so, to what extent. If these other factors were not considered in the initial valuation please tell us why they were not considered.

Executive Compensation, page 109
2012 Summary Compensation Table, page 109

4. Please revise the disclosure to include, in addition to the disclosure for fiscal year 2012, compensation paid during your fiscal year ended December 31, 2011 as was originally included in your draft registration statement. Please see Instruction 1 to Item 402(c) of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, John Krug, Staff Attorney, at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Patrick J. Schultheis
Wilson Sonsini Goodrich & Rosati, P.C.